Dark Dynamite, Inc.
63 West 100 South
2nd FL Studio
Salt Lake City, Utah 84101
Telephone (801) 575-8073

September 19, 2005

Michael Moran
Robert Burnett   Via Fax to 202-772-9204
Mail Stop 3561
Securities and Exchange Commission
Washington, D.C. 20549

     Re: Dark Dynamite, Inc.
              Item 4.01 Form 8-K filed August 23, 2005
              File NO. 1-10559
              Amendment Filed August 7, 2005

Dear Mr. Moran

The above referenced 8-K has been amended in response to your letter of August 24, 2005. The second paragraph was amended to reflect that Bongiovanni has reported on the financials of Dark Dynamite for each of the past two fiscal years. The third paragraph was modified to remove any reference to specific interim periods and only mentions the date of resignation, August 12, 2005.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing, that the staff comments do not foreclose the Commission from taking any action with regard to the filing and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have not as of this date yet selected new auditors and acknowledge that we will need to file a new Item 4.01 Form 8-K when such an engagement takes place.

Sincerely,



Jared Gold, President